

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Marc Hazout
Chief Executive Officer
Silver Dragon Resources, Inc.
1121 Steeles Avenue West, Suite 803
Toronto, Ontario, Canada M2R-3W7

      Re: **Silver Dragon Resources, Inc.**
            Form 10-KSB for the Fiscal Year Ended December 31, 2005
            Filed April 10, 2006
            Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
            Filed November 20, 2006
            Response Letter Dated January 26, 2007
            File No. 000-29657

Dear Mr. Hazout:

      We have reviewed your filings listed above and responses and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

General

1.   We note from your response to comment 3 of our letter dated December 19, 2006, that you have revised your financial statements for the first, second and third quarters of 2006 to expense exploration costs. Please file a Form 8-K to provide the disclosures set forth in Item 4.02 regarding the nonreliance on previously issued quarterly financial statements.

Interim Consolidated Statements of Cash Flows

2.   We note that your revised your statements of cash flows in response to comment
        8 of our letter dated December 19, 2006. Please expand your footnote 13 to
        clearly disclose your revision of your cash flow statement to include cash flow
        from discontinued operations within operating cash flows. Refer to the Center for
        Public Company Audit Firms' CPCAF Alert #98 dated April 19, 2006, for
        additional guidance.

Note 4. Related Parties Balance and Transactions, page 13

3.   We note in the last sentence of footnote 4 that you have revised the realized loss
        on the sale of marketable securities from $492,043 to $171,801. Please reconcile
        for us the revised amount of $171,801 to the amount recorded on your statement
        of operations of $492,043 for the loss on sale of marketable securities.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3684 with any other questions.

                                                        Sincerely,

                                                        April Sifford
                                                        Branch Chief

cc: via facsimile
        Stephen Cohen, Esq.
        (416) 512-9992